UNITED STATES

  SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CHARLES & COLVARD, LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

159765106

(CUSIP Number)

Clint J. Pete

Charles & Colvard, Ltd.

170 Southport Drive

Morrisville, NC 27560

(919) 468-0399

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 159765106
1.	Names of Reporting Persons Ollin B. Sykes
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,148,429(1)
	8.	Shared Voting Power 135,587 (2)
	9.	Sole Dispositive Power 3,148,429(1)
	10.	Shared Dispositive Power 135,587 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,284,016(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 736,421 shares held directly by Mr. Sykes; (ii) 250,221 shares held in a SEP IRA controlled by Mr. Sykes; (iii) 95,358 shares held in a Roth IRA controlled by Mr. Sykes; (iv) 153,800 shares held in a traditional IRA controlled by Mr. Sykes; (v) 1,844,398 shares held by the Sykes & Company PA 401(k) Profit Sharing Plan UA January 1, 1985, of which Mr. Sykes is co-trustee, of which shares 607,500 are held in Mr. Sykes’ personal 401(k) account under such plan; and (vi) 68,231 shares purchasable upon the exercise of outstanding vested options owned by the Reporting Person individually

(2) Consists of 135,587 shares held by Lou S. Sykes, Mr. Sykes’ spouse. Mr. Sykes disclaims beneficial ownership of all of these securities, except to the extent of his pecuniary interest therein.

(3) Based on 30,344,955 shares of common stock issued and outstanding as of February 2, 2024.

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CUSIP No. 159765106
1.	Names of Reporting Persons Sykes & Company Profit Sharing Plan and Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,844,398 (4)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,844,398 (4)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,844,398
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1% (3)
14.	Type of Reporting Person (See Instructions) EP

(4) Includes 607,500 shares held in Mr. Sykes’ personal 401(k) account under the plan over which Mr. Sykes’ has sole dispositive and voting power.

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CUSIP No. 159765106
1.	Names of Reporting Persons Lou S. Sykes
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 135,587
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 135,587
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,587
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (3)
14.	Type of Reporting Person (See Instructions) IN

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Explanatory Note

This Amendment No. 2 (this “Schedule 13D Amendment”) to the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 23, 2021, as amended by Amendment No. 1 to the Schedule 13D filed on November 20, 2023 (as amended by this Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of the Reporting Persons, with respect to the shares of common stock, no par value per share (the “Common Stock”), of Charles & Colvard, Ltd., a North Carolina corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Scheduled 13D is hereby amended and restated as follows:

The 736,421 Common Shares held by Mr. Sykes, the 250,221 Common Shares held in Mr. Sykes’ SEP IRA, the 95,358 Common Shares held in Mr. Sykes’ Roth IRA, and the 153,800 Common Shares held in Mr. Sykes’ traditional IRA, were acquired in gradual increments, from 1997 to present, through (i) a series of purchases made with personal funds and (ii) the exercise of stock options granted to Mr. Sykes in gradual increments by the Issuer in consideration for his services as a director of the Issuer. The stock options to purchase an aggregate of (i) 15,600 Common Shares, (ii) 52,631 Common Shares and (iii) 123,076 Common Shares, which (i) became exercisable on November 17, 2022, (ii) became exercisable on December 14, 2023 and (iii) become exercisable on the date of the 2024 Annual Shareholders’ Meeting, respectively, were granted to Mr. Sykes by the Issuer in consideration for his services as a director of the Issuer.

The 1,844,398 Common Shares held by the Plan were acquired in gradual increments, from 2009 to present, through a series of purchases made with working capital. Of such Common Shares, 607,500 were purchased by the Plan for Mr. Sykes’ personal 401(k) account under the Plan, pursuant to Mr. Sykes’ instructions.

The 135,587 Common Shares held by Ms. Sykes were acquired in gradual increments, from 1997 to present, through a series of purchases made with personal funds.

Item 5.	Interest in Securities of the Issuer

Item 5 (a) – (c) are hereby amended and restated as follows:

(a)

(i) Mr. Sykes beneficially owns 3,284,016 Common Shares, representing approximately 10.8% of issued and outstanding Common Shares.

(ii) The Plan beneficially owns 1,844,398 Common Shares, representing approximately 6.1% of issued and outstanding Common Shares.

(iii) Ms. Sykes beneficially owns 135,587 Common Shares, representing approximately 0.4% of issued and outstanding Common Shares.

The percentages are computed based on 30,344,955 Common Shares issued and outstanding as of February 2, 2024.

(b)

(i) Mr. Sykes has sole voting and dispositive power with respect to 3,284,016 Common Shares, which includes the 736,421 Common Shares held by Mr. Sykes, the 250,221 Common Shares held in Mr. Sykes’ SEP IRA, the 95,358 Common Shares held in Mr. Sykes’ Roth IRA, the 153,800 Common Shares held in Mr. Sykes’ traditional IRA, his options to purchase an aggregate of 15,600 Common Shares (which became exercisable on November 17, 2022), 52,631 Common Shares (which became exercisable on December 14, 2023) and 123,076 Common Shares (which become exercisable on the date of the 2024 Annual Shareholders' Meeting), and the 1,844,398 Common Shares held by the Plan of which he is the co-trustee. Mr. Sykes may be deemed to have shared voting and dispositive power with respect to 135,587 Common Shares held by Ms. Sykes, his spouse.

(ii) The Plan has sole voting and dispositive power with respect to 1,844,398 Common Shares. As trustee of the Plan, Mr. Sykes may be deemed to have voting and dispositive power with respect to such shares. 607,500 of such Common Shares are held in Mr. Sykes’ personal 401(k) account under the Plan.

(iii) Ms. Sykes has shared voting and dispositive power with respect to 135,587 Common Shares. Mr. Sykes, as her spouse, may be deemed to have shared voting and dispositive power with respect to such shares.

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(c)

(i) On December 1, 2023, Mr. Sykes’ SEP IRA purchased an aggregate of 61,301 Common Shares in open market broker transactions at a weighted average price of $0.4358 per Common Share.

(ii) On December 7, 2023, Mr. Sykes’ Sykes & Company PA 401(k) Profit Sharing Plan UA January 1, 1985 purchased an aggregate of 25,000 Common Shares in open market broker transactions at a weighted average price of $0.4246 per Common Share.

(iii) On December 8, 2023, Mr. Sykes’ Sykes & Company PA 401(k) Profit Sharing Plan UA January 1, 1985 purchased an aggregate of 36,898 Common Shares in open market broker transactions at a weighted average price of $0.3976 per Common Share.

(iv) On February 16, 2024, Mr. Sykes’ Sykes & Company PA 401(k) Profit Sharing Plan UA January 1, 1985 purchased an aggregate of 125,000 Common Shares in open market broker transactions at a weighted average price of $0.3739 per Common Share.

(v) On February 22, 2024, Mr. Sykes’ Sykes & Company PA 401(k) Profit Sharing Plan UA January 1, 1985 purchased an aggregate of 107,500 Common Shares in open market broker transactions at a weighted average price of $0.3258 per Common Share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Scheduled 13D is hereby amended and restated as follows:

Mr. Sykes holds stock options to purchase an aggregate of 15,600 Common Shares at an exercise price of $3.205 per Common Share, granted on November 18, 2021. These options were granted by the Issuer in consideration for Mr. Sykes’ services as Director. This option grant vested in full on the date of the Issuer’s 2022 Annual Shareholders’ Meeting, which took place on November 17, 2022, and expire on November 18, 2031. Mr. Sykes also holds stock options to purchase an aggregate of 52,631 Common Shares at an exercise price of $0.95 per Common Share, granted on November 17, 2022. These options were granted by the Issuer in consideration for Mr. Sykes’ services as Director. This option grant vested in full on the date of the Issuer’s 2023 Annual Shareholders’ Meeting, which took place on December 14, 2023, and expires on November 17, 2032. Mr. Sykes also holds stock options to purchase an aggregate of 123,076 Common Shares at an exercise price of $0.4063 per Common Share, granted on December 14, 2023. These options were granted by the Issuer in consideration for Mr. Sykes’ services as Director. This option grant vests in full on the date of the Issuer’s 2024 Annual Shareholders’ Meeting and expires on November 17, 2032.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 - Joint Filing Agreement

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2024

Ollin B. Sykes

By:	/s/ Ollin B. Sykes
Ollin B. Sykes

Sykes & Company Profit Sharing Plan and Trust

By:	/s/ Ollin B. Sykes
Name: Ollin B. Sykes
Title: Trustee

Lou S. Sykes

By:	/s/ Lou S. Sykes
Lou S. Sykes

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